UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           Professional Bancorp, Inc.
                                (Name of Issuer)

                         Common Stock, $0.008 par value
                         (Title of Class of Securities)

                                   743112-10-4
                                 (CUSIP Number)

                             Mitchell S. Eitel, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being with the statement [ ].

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Partners, L.P.

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             96,711

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             96,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             96,711

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             5.1%

14. Type of Reporting Person

             PN

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Basswood Management, Inc.

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             WC

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             96,711

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             96,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             96,711

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             5.1%

14. Type of Reporting Person

             CO

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Matthew Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF

5.  Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2
    (d) or 2 (e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:



8.  Shared Voting Power:

             96,711

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

             96,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             96,711

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

             [  ]

13. Percent of Class Represented by Amount in Row (11)

             5.1%

14. Type of Reporting Person

             IN

CUSIP No. 743112-10-4

1.  Name of Reporting Persons
    S.S. or I.R.S. Identification Nos. of Above Persons

             Bennett Lindenbaum

2. Check the Appropriate Box if a Member of a Group

             (a)      [ ]
             (b)      [x]

3.  SEC Use Only


4.  Source of Funds

             AF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

             [ ]

6.  Citizenship or Place of Organization

             United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.  Sole Voting Power:


8.  Shared Voting Power:

             96,711

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

             96,711

11. Aggregate Amount Beneficially Owned by Each Reporting Person

             96,711

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13. Percent of Class Represented by Amount in Row (11)

             5.1%

14. Type of Reporting Person

             IN

            This Schedule 13D has been filed for the purposes of disclosing that the current number of shares of Common Stock of Professional Bancorp Inc. (the "Shares") deemed beneficially owned by each of Basswood Partners, L.P. ("Basswood"), Basswood Management, Inc., Bennett Lindenbaum and Matthew Lindenbaum is 96,711.

Item 1.     Security and Issuer.
            --------------------

            This statement relates to the Common Stock, $0.008 par value ("Common Stock"), of Professional Bancorp Inc. (the "Company"). The address of the principal executive offices of the Company is 606 Broadway, Santa Monica, CA 90401.

Item 2.     Identity and Background.
            ------------------------

            This statement has been filed on behalf of Basswood, a Delaware limited partnership, Matthew Lindenbaum and Bennett Lindenbaum, the sole principals of Basswood Management, Inc., Basswood's general partner, and Basswood Management, Inc. (collectively, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 645 Madison Avenue, 10th Floor, New York, New York 10022. Basswood is the general partner of Basswood Financial Partners, L.P. (the "Partnership"), and advises Basswood International Fund, Inc., a Cayman Islands exempted company ("Basswood International"), and Whitewood Financial Partners, L.P., a Delaware limited partnership ("Whitewood"), and certain managed accounts (including 1994 Garden State L.P., a New Jersey limited partnership ("Garden State") , which may from time to time acquire Shares. The Partnership, Basswood International, Whitewood, and Garden State are referred to collectively as the "Accounts". As of the date hereof, all 96,711 Shares are owned by one or more of the Accounts. From time to time, Shares may be sold between Accounts in the ordinary course of investment business.

            Matthew Lindenbaum and Bennett Lindenbaum also have investment discretion over certain other managed accounts which do not currently own Shares but may in the future buy and sell Shares from time to time.

            None of the Reporting Persons nor any of the juridical Accounts has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor any of the juridical Accounts has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Matthew Lindenbaum and Bennett Lindenbaum are citizens of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 96,711 Shares. As of the date hereof, such Shares are held by the Accounts. The Shares have been purchased in open market transactions at an aggregate cost of $1,636,472.15. The funds for the purchase of the Shares held by the Accounts have come from the various Accounts' respective working capital. No leverage was used to purchase any of the Shares. However, one or more of the Accounts' working capital may include the proceeds of margin loans entered into in the ordinary course of business with Goldman, Sachs & Co., such loans being secured by the securities owned by such Accounts.

Item 4.     Purpose of Transaction.
            -----------------------

            All Shares beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

                 Basswood  currently  benefically  owns  5.1%  of the  Company's
            outstanding   shares  and,  based  on  current  publicly   available
            information, is the fifth largest shareholder of the Company. Basswood has been a shareholder of the Company since March 20, 1998. Since becoming a shareholder, Basswood has become convinced that the best means of maximizing value for all of the Company's shareholders is to sell the Company. This belief is based on Basswood's disappointment with the financial performance of its investment in the Company. For the last five years the Company has had an average annual return of 3.78%; solely for the purposes of comparison, Basswood notes that the SNL Amex Bank Index and the S&P 500 Index have had five year annual average returns of 30.56% and 20.25%, respectively. Moreover, the Company has not made available to Basswood, through its public reports and statements or otherwise, information indicating any reasonable prospect for a material improvement in the performance of our investment in the Company.

                 At the same time,  Basswood  believes  that at the present time there are likely to be a number of larger institutions that would have a serious interest in purchasing the Company. Recent transactions throughout the country, and specifically in California, suggest to Basswood that through a sale the Company's shareholders would likely receive a substantial premium over the current market price, which we believe the shareholders cannot reasonably expect to achieve, on a present value basis, if the Company continues its current course. In Basswood's view as a substantial shareholder, a failure by the Company's Board of Directors at the very least to explore seriously the sale option would be inconsistent with its fiduciary obligations to the shareholders.

                 To the extent that the  Company's  Board of Directors  does not share our view, the Reporting Persons intend to communicate with other shareholders on matters relating to our mutual interests as shareholders, including but not limited to communicating with shareholders regarding the financial underperformance by the Company in the recent past and methods to improve the Company's future financial performance and the Company's value to its shareholders, including by way of a sale of the Company.

                 Except as discussed above, the Reporting Persons otherwise have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

                 As of the date hereof, the Reporting Persons each may be deemed to be the beneficial owners of 96,711 Shares. Based on the Company's Quarterly Report on 10-Q for the quarterly period ended June 30, 1998, at June 30, 1998 there were believed to be a total of 1,913,348 Shares outstanding. Therefore, the Reporting Persons collectively may be deemed to be the beneficial owners of approximately 5.1% of the outstanding Shares. The Reporting Persons collectively have the power to vote, direct the vote, dispose of or direct the disposition of all the Shares of which they may be deemed to be the beneficial owners. On September 23, 1998, the Accounts purchased 20,000 Shares in open market transactions for an aggregate cost of $281,600. The funds for all such purchases came from such purchasers' working capital.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            None.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            An agreement relating to the filing of a joint statement as required by Rule 13a-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

                                    SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)

October 5, 1998

                                                                      Exhibit A

                                    AGREEMENT

         The undersigned agree that the attached Schedule 13D relating to the Common Stock of Professional Bancorp, Inc. shall be filed on behalf of each of the undersigned.

Dated:  October 5, 1998

                                    BASSWOOD PARTNERS, L.P.

                                    By: Basswood Management, Inc.,
                                        its General Partner


                                    By:   /s/ Matthew Lindenbaum
                                    ----------------------------------
                                         Matthew Lindenbaum, President



                                       /s/ Matthew Lindenbaum
                                    ----------------------------------
                                          (Matthew Lindenbaum)



                                       /s/ Bennett Lindenbaum
                                    ----------------------------------
                                          (Bennett Lindenbaum)